Mayer Brown LLP

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October 11, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Heather Percival
Russell Mancuso
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InMode Ltd.

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted September 7, 2018

CIK No. 0001742692

Dear Ms. Percival and Mr. Mancuso:

This letter is furnished on behalf of InMode Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated September 25, 2018, to Moshe Mizrahy, Chief Executive Officer of the Company, with respect to the above-referenced Amendment No. 1 ( “Amendment No. 1”) to the Draft Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby confidentially submitting Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from Amendment No. 1.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission
October 11, 2018

Strong brand recognition, page 4

1.	We note your response to prior comment 1; however, based on your disclosure on pages 77-79, it appears you categorize your products as either minimally-invasive or noninvasive. Please tell us the portion of your revenue from each category, and tell us about any trends you are experiencing regarding the contribution to revenue of your products and handpieces.

Each of the Company’s product platforms has a primary handpiece or applicator that is either minimally or non-invasive. However, our product platforms are designed to be modular and can be paired with multiple types of handpieces and applicators, allowing for complementary treatments using a single platform. Therefore, despite having a primary application as noted on page 4 and 75 of the Registration Statement, the Company’s product platforms can be used for both minimally and non-invasive treatments. As a result, the Company does not account for product revenues as minimally-invasive or non-invasive, and it would be misleading for the Company to attempt to break down its revenues in this manner given the nature and use of its products.

Leverage our existing technology..., page 5

2.	We note your response to prior comment 2; however, it remains unclear how investors will have sufficient information from your disclosure to evaluate the significance of your reference to three new product platforms. For example, it is unclear how investors will know which new indications the new platforms are intended to address, if any. Also, it is unclear what are the remaining hurdles to completion of development. Please advise or revise. We may have further comment after you provide the status of any required regulatory clearances related to these platforms as you mention in your response.

The Company has revised the Registration Statement on pages 2 and 66 to (i) note the general indications the new product platforms are intended to address; (ii) indicate in general terms the anticipated time frame for each product launch; and (iii) note each product would be subject to the same FDA approval process applicable to the Company’s current products and discussed in the Regulation subsection under the Business section.

U.S. Securities and Exchange Commission
October 11, 2018

We are exposed to market risks, including..., page 21

3.	We note your response to prior comment 7 and your disclosure that the risks include changes in interest rates. Please expand your response to address all material risks from the nature of the marketable securities that you hold.

The Company acknowledges the Staff’s comment and has revised the Registration Statement beginning on page 22 to note all material risks from the Company’s investment in marketable securities.

4.	Please provide us a detailed analysis of the status of the company under Section 3 of the Investment Company Act of 1940.

The Company respectfully advises the Staff that it is not, and upon the consummation of this offering will not be, an “investment company” as that term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Under Sections 3(a)(1)(A) through (C) of the Investment Company Act, an issuer will generally be deemed an “investment company” for purposes of the Investment Company Act if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities;

•	it is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type or has been engaged in such a business and has any such certificate outstanding; or

•	absent an applicable exemption, it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities (as defined in Section 2(a)(16) of the Investment Company Act) and cash items) on an unconsolidated basis.

Section 3(a)(1)(A)

As described in the Registration Statement, the Company is primarily engaged, and holds itself out as being primarily engaged, in the production and distribution of products for the medical aesthetics market. As such, the Company is not holding itself out as an investment company under Section 3(a)(1)(A) of the Investment Company Act.

U.S. Securities and Exchange Commission
October 11, 2018

Section 3(a)(1)(B)

The Company is not an investment company within the meaning of Section 3(a)(1)(B) of the Investment Company Act because it is not an issuer that is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type or that has been engaged in such business and has any such certificates outstanding.

Section 3(a)(1)(C)

This section provides that an issuer that has more than 40% of its total assets in “investment securities” and is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities is presumptively an investment company. As noted in the Registration Statement, the Company does not currently and, following the consummation of this offering, does not expect to hold marketable securities (or other investment securities as defined in Section 3(a)(1)(C) of the Investment Company Act) in excess of 40% of its total assets (excluding Government securities and cash items). The Company is not engaged and does not propose to engage in the business of investing, reinvesting, owning, holding or trading in securities.

Supplementally, the Company informs the Staff that since June 30, 2018 it has reduced its investment in marketable securities to less than 40% of its total assets (excluding Government securities and cash items) and will continue to remain under such threshold prior to and following the consummation of the offering.

We may become subject..., page 22

5.	We note your response to prior comment 9. However, part of this risk factor appears to indicate that you are not subject to the laws mentioned and another part of the risk factor says you are in compliance with applicable laws. Please clarify which laws are applicable.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 24 to correct the discrepancy in the noted risk factor.

If we are unable to protect our intellectual property rights..., page 24

6.	Please reconcile your revised disclosure in response to prior comment 10 that “substantially all” of your revenues are derived in the United States and South Korea with your disclosure in the table on page 52 and your response to prior comment 18.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 25 to address the noted risk factor.

U.S. Securities and Exchange Commission
October 11, 2018

Third parties..., page 25

7.	We note your response to prior comment 11. Please revise your risk factor to disclose the extent of your business derived from the intellectual property in dispute.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 85 and 94 to note that, in September 2018, the United States District Court for the Central District of California granted summary judgment in favor of the Company dismissing the claims asserted against the Company relating to intellectual property in dispute.

We may be subject to claims..., page 27

8.	We note your response to prior comment 12; however, it remains unclear why it is not necessary to highlight related litigation in this risk factor to place in context the risk and your statement that you are not currently subject to the types of claims you cite. Please revise or advise.

The Company acknowledges the Staff’s comments and has revised the Registration Statement beginning on page 28 to highlight the litigation disclosed on page 94 of the Registration Statement.

The use, misuse or off-label use of our products..., page 29

9.	In an appropriate section of your document, please clarify the conditions and procedures for which you have received the required regulatory clearances to market your products. Also, tell us the conditions and procedures at issue in the letter from the FDA that you mention in your added disclosure. Tell us the portion of your revenue derived from those conditions and procedures, and provide us your analysis of whether there are any material litigation risks from third parties in addition to the disclosed risk of enforcement activity by the FDA.

The Company acknowledges the Staff’s comment and has revised the Registration Statement beginning on page 31 to provide further background on the marketing authorization process and risks relating to the FDA’s letter. The FDA did not specify conditions and procedures in its letter to the Company, but rather requested information as to the regulatory basis for the Company’s marketing of its FormaV and FactoraV handpieces, as described in the Registration Statement.

For the six months ended June 30, 2018 and year ended December 31, 2017, the Company derived approximately 28% and 20%, respectively, of its total revenue from FormaV and FractoraV handpieces and related products.

U.S. Securities and Exchange Commission
October 11, 2018

The Company is not aware of any adverse event reports filed with the FDA relating to these products. In addition to potential FDA enforcement activity, the Company has revised the Registration Statement on page 32 to note the possibility of litigation from third-parties.

As a “foreign private issuer,” we are permitted..., page 37

10.	We note your response to prior comment 14. Please revise to highlight how home country law differs from the requirements mentioned in this risk factor.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 39 to highlight the material difference in home country law as compared to typical Commission and Nasdaq requirements.

Provisions of our amended and restated articles of association..., page 40

11.	In an appropriate section of your document, please disclose the substance of your response to prior comment 16.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 112 to disclose the material agreement that requires receipt of consent for change of control transactions, which will terminate upon the consummation up on this offering.

The tax benefits available..., page 40

12.	We note your response to prior comment 15; however, from your disclosure that you have identified some conditions “among others” and that you must make specified investments and finance a percentage of investments, it remains unclear what material conditions you must satisfy to maintain the tax benefit. Please revise for clarity, and provide appropriate specificity.

The Company acknowledges the Staff’s comment and has revised the Registration Statement beginning on page 41 to disclose all material conditions to maintain the tax benefit.

Market, Industry and Other Data, page 43

13.	We note your response to prior comment 17. Please tell us whether you commissioned any data disclosed other than for inclusion in your registration statement.

Supplementally, the Company informs the Staff that it has not commissioned any market study.

U.S. Securities and Exchange Commission
October 11, 2018

Components of Our Results of Operations, page 52

14.	Please expand your response to prior comment 18 to provide us your analysis of how an investor may evaluate from your disclosure the significance of your statements regarding the United States market without information regarding the extent of your revenue from the United States. We note for example your disclosure about FDA regulation and the effect of sales mix between the United States and the rest of the world mentioned on page 53.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 52 to note that for the six months ended June 30, 2018 and year ended December 31, 2017 the Company derived approximately 82% and 80%, respectively, of its revenues from the United States.

15.	Please expand your response to prior comment 19 to provide us your analysis of whether disclosure of the extent of revenue derived from consumables separate from extended warranties and service contracts for each period presented would provide material information regarding the extent to which your non-consumables generate recurring revenue from consumables.

Consistent with the Company’s prior response providing the Staff with a historical breakdown of revenues derived from consumables and warranties and service contracts (responding to former comment 19), the Company informs the Staff that it expects a similar split (representing a difference of less than 2% of the Company’s future revenues) for the foreseeable future. The Company does not believe providing this additional breakdown to investors in the Registration Statement is useful because it is immaterial in comparison to the Company’s total revenue. Nonetheless, the Company agrees to include such a breakdown of revenues in future periodic reports in the event that the aggregate revenues derived from consumables and warranties and service contracts should ever exceed 10% of the Company’s total revenues.

Revenues, page 52

16.	Please disclose the substance of the first sentence of your response to prior comment 20, and tell us why your percentages are merely estimates.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 54, 56 and 57 to note the percentage change in Company revenue attributable to the introduction of new products, and on page 57 to note the percentage change in Company revenue attributable to price changes (price changes did not materially impact revenues for the three and six month periods ended June 30, 2018 compared to June 30, 2017). The percentages disclosed are not mere estimates.

U.S. Securities and Exchange Commission
October 11, 2018

Business, page 66

17.	Please expand your response to prior comment 21 to tell us whether the before-and-after results differed from the results in the clinical studies. Also, tell us the extent of your involvement with the studies that you mention in your prospectus.

The Company acknowledges the Staff’s comment and has removed the before-and-after images from the Registration Statement. The Company did not have any involvement in the clinical studies noted in the Registration Statement on pages 2, 4, 67 and 75 and has revised the Registration Statement accordingly.

Our Solution, page 71

18.	We note your response to prior comment 24 and your disclosure that the data supports many of your solutions. Please clarify which platforms are supported by the data; your disclosure on 75 appears to be a partial list. Also, balance your disclosure throughout your prospectus regarding clinical data with the information in your response to comment 24 regarding the clinical data not providing you sufficient data to determine statistical significance.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 4 and 75 to include a full list of product platforms that are supported by the clinical data. The Company has also revised the Registration Statement on pages 2, 4, 67 and 77 to note that the clinical studies referenced therein provided qualitative results that the Company believes are meaningful.

19.	Please reconcile the first sentence of this section and the last sentence of your response to prior comment 23.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 3, 4 and 71 to remove this inconsistency.

Intellectual Property, page 83

20.	We note your response to prior comment 25. Please clarify the extent to which the issued patents address the technology you describe.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 84 to clarify the extent to which the issued patents address the technology described.

U.S. Securities and Exchange Commission
October 11, 2018

International Regulations, page 90

21.	We note your response to prior comment 13. Please revise your disclosure to clarify when your registration in Israel expires.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 92 to disclose the range of dates when the Company’s registrations in Israel will expire.

Employees, page 92

22.	We note your disclosures like on page 57 suggesting an increase in the number of employees. Please disclose any significant change in the number of employees.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 93 to disclose the change in employees from December 31, 2017 to September 1, 2018 and provide a breakdown of employees by department.

Litigation, page 93

23.	Please provide us your analysis of whether the International Trade Commission hearing that you mention on page F-42 should be addressed in this section or your risk factors.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page F-41 to clarify that the hearing mentioned on page F-41 is not an additional hearing or claim. The International Trade Commission (“ITC”) action is based on a claim filed by Syneron Medical Ltd. to the ITC as disclosed in the Registration Statement on pages 27, 85 and 94.

Joint Venture Equity Interest Conversion Rights, page 112

24.	We note your responses to prior comments 28 and 29. Please disclose the redemption terms, including who holds the option to redeem the interest. File the U.K. joint venture agreement and the waiver agreement as an exhibit to your registration statement, and tell us why you do not address the waiver in this section. We may have further comments after you provide all information requested which you represent you will provide in a subsequent amendment.

The Company acknowledges the Staff’s comment and has revised the Registration Statement beginning on page 113 to disclose the conversion terms and waiver. The Company has also filed the U.K. joint venture agreement and waiver as exhibits 10.12 and 10.13 to the Registration Statement.

U.S. Securities and Exchange Commission
October 11, 2018

Principal Shareholders, page 114

25.	We note your response to prior comment 30; however, it is unclear from footnote (2) to your table who beneficially owns the securities held by the entity named in the table. Please revise for clarity.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 115 to clarify the beneficial ownership in footnote (2).

Transfer of Shares and Notices, page 118

26.	We note your response to prior comment 31. Please tell us whether you intend to use the exceptions and reliefs previously disclosed.

The Company acknowledges the Staff’s comment and notes that it has no intention of utilizing the exceptions or relief previously referenced.

Taxation, page 124

27.	Your response to prior comment 32 appears to address only stamp taxes payable to the State of Israel in connection with the sale of your shares in this offering. Please provide information regarding the extent to which shareholders in the United States may be subject to other stamp taxes and the other charges that you mention on page 138.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 138 to reflect that stamp taxes do not apply to U.S. investors.

Exhibits

28.	Please file all attachments to exhibit 10.8. We note for example the reference to exhibit 11.1.3 in section 12.1.3. Also, please note the last sentence of Regulation S-T Item 304(e) regarding information that filers may not present in a graphic or image file. With regard to exhibit 19.1.3, note the requirements of Regulation C Rule 403(c).

The Company acknowledges the Staff’s comment and respectfully notes that Exhibit 11.1.3 is included as page 59 of Exhibit 10.8. Additionally, Exhibit 11.2.1 referenced in Section 12.2.1 is the form of the license agreement, which is included in its executed form as Exhibit 19.1.11. The Company refers the Staff to Section 19.1.11, which specifies that Exhibit 11.2.1 is the “form of” a license agreement. Additionally, the signature page of Exhibit 19.1.11 indicates that it is the signature page for “Exhibit 11.2 License Agreement.”

The Company acknowledges the Staff’s comment and will refile Exhibit 10.8 in accordance with Regulation S-T Item 304.

U.S. Securities and Exchange Commission
October 11, 2018

The Company acknowledges the Staff’s comment and will refile Exhibit 10.8 with a English translation of Exhibit 19.1.3 to Exhibit 10.8.

* * *

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

Anna Pinedo
Mayer Brown LLP

cc:	Brian Hirshberg Mayer Brown LLP

Moshe Mizrahy

Yair Malca

InMode Ltd.

Nathan Ajiashvili

Latham & Watkins LLP